SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERTO FILED PURSUANT TO 13d-2(a)




                         POINT WEST CAPITAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                          Michael Fitzsimmons, Manager
                           31 Davies Street, 5th Floor
                                 London W1Y 1FN
                                    England
                              011-44-1-71-591-7834
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  November 20, 1997
                                  ------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box [ ]


         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 7 Pages)

------------------------                                 -----------------------
CUSIP No. 730715 10 9                13D                   Page 2 of 7 Pages
------------------------                                 -----------------------



------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Michael Fitzsimmons
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [ X ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              00
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           0
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            206,600
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   206,600
              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   0
------------- -----------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              206,600
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               6.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

               IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9                SCHEDULE 13D           Page 3 of 7 Pages
-------------------------                              ------------------------





Item 1.  Security and Issuer.
------   ===================

                  This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Point West Capital Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1700 Montgomery Street, Suite 250, San Francisco, California 94111.


Item 2.  Identity and Background.
------   =======================


         (a)      Name of Person Filing This Statement.
                  ------------------------------------

                  Michael Fitzsimmons

         (b)      Residence or Business Address of Persons Filing This
                  ------------------------------------------------------
                  Statement.
                  ---------

                  The address of the principal place of business of Michael Fitzsimmons is:

                           31 Davies Street, 5th Floor
                           London W1Y 1FN
                           England


         (c)      Present Principal Occupation or employement of Person Filing
                  ------------------------------------------------------------
                  This  Statement.
                  ----------------

                  Michael Fitzsimmons is the Manager of Lodestone Partners, LLC ("Lodestone Partners") a business engaged in managing the investment activities of Lodestone Capital Fund, LLC ("Lodestone Capital") which is an investment fund engaged in the business of investing in securities for its own account. Lodestone Partners' prinicpal address is:

                           917 Tahoe Boulevard, Suite 204A
                           Incline Village,  Nevada  89452


         (d) The person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) The person filing this report has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship of Person Filing This Report.
                  ----------------------------------------

                  Michael  Fitzsimmons  is  a  citizen  of  the  United  States.

-------------------------                              ------------------------
CUSIP No. 730715 10 9              SCHEDULE 13D             Page 4 of 7 Pages
-------------------------                              ------------------------




Item 3.  Source and Amount of Funds or Other Consideration.
------   =================================================

         The purchases of shares of the Common Stock that require the filing of this statement were made for cash consideration in the aggregate amount of approximately $531,000. The purchases were made by Lodestone Capital with funds contributed to it by two of its three members, The Echelon Group of Companies, LLC ("Echelon") and the Bradley N. Rotter Self-Employed Pension Plan and Trust. (the "Trust"). The source of the funds contributed by Echelon was working capital.


Item 4.  Purpose of Transaction.
------   ======================

         Lodestone Capital purchased 205,600 shares of Common Stock on November 20, 1997, and 1,000 shares of Common Stock on December 1, 1997, in the ordinary course of its business for investment purposes only.


Item 5.  Interest in Securities of the Issuer.
------   ====================================

         (a)      Number  and Percent of Shares Beneficially Owned by Person
                  ----------------------------------------------------------
                  Filing This Statement.
                  ---------------------

                  Lodestone Capital is the record holder of 206,600 shares of Common Stock. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone
                  Partners. Based on the number of shares of Common Stock outstanding as of May 12, 1998, Michael Fitzsimmons may be deemed to beneficially own with Mr. Rotter 6.4% of the outstanding Common Stock. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with respect to securities held by Lodestone Capital. Therefore, Fitzsimmons may also be deemed to share voting power with Mr. Rotter with respect to securities held by Lodestone Capital.


         (b)      Number of Shares of Common  Stock as to Which the Person
                  ---------------------------------------------------------
                  Filing This Statement Has:
                  --------------------------

                           (i)     Sole Voting Power.

                                   None.

-------------------------                              ------------------------
CUSIP No. 730715 10 9               SCHEDULE 13D           Page 5 of 7 Pages
-------------------------                              ------------------------




                           (ii)    Shared Voting Power.

                                   Fitzsimmons, who is a member of the Board of Managers of Lodestone Partners (the manager of Lodestone Capital), may be deemed to share with Mr. Rotter, who is the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of 206,600 shares of Common Stock held of record by Lodestone Capital.

                           (iii)   Sole Dispositive Power.

                                   Michael Fitzsimmons has sole power to dispose of or direct the disposition of the 206,600 shares of Common Stock held of record by Lodestone Capital.

                           (iv)    Shared Dispositive Power.

                                   None.


         (c)      Transactions in Common Stock by Person Filing This Statement.
                  -------------------------------------------------------------

                  Fitzsimmons has not purchased any shares of Common Stock for his own account. On November 20, 1997, Lodestone Capital purchased 205,600 shares of Common Stock in the open market through a broker at an average price per share of $2.5625. On December 1, 1997, Lodestone Capital purchased 1,000 shares of Common Stock in the open market through a broker at an average price per share of $4.00.


         (d)      Other  Persons  Who Have the Right or the Power to Direct  the
                  --------------------------------------------------------------
                  Receipt of Dividends  from,  or the Proceeds  from the Sale of
                  --------------------------------------------------------------
                  Securities.
                  -----------

                  None.


         (e)      Date the Reporting Person Ceased To Be The Beneficial Owner of
                  --------------------------------------------------------------
                  More Than Five Percent of the Class of Securities.
                  ---------------------------------------------------

                  Not Applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   =====================================================================
         to Securities of the Issuer.
         ===========================

         None.

-------------------------                              ------------------------
CUSIP No. 730715 10 9              SCHEDULE 13D            Page 6 of 7 Pages
-------------------------                              ------------------------


Item 7.  Material to be Filed as Exhibits.
------   ================================
         None.

-------------------------                              ------------------------
CUSIP No. 730715 10 9              SCHEDULE 13D           Page 7 of 7 Pages
-------------------------                              ------------------------

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 1998

                                     By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons